LATHAM&WATKINS

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

FIRM / AFFILIATE OFFICES

Boston, Brussels, Chicago, Frankfurt, Hamburg, Hong Kong, London, [redacted]les, New Jersey, New York, Northern Virginia, Orange County, Paris, San Diego, San Francisco, Silicon Valley, Singapore, Tokyo, Washington, D.C.

RECEIVED
2004 JUN 28 A 11:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04030985

June 21, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

SUPPL

File No. 082-34770

Ladies and Gentlemen,

Yara International ASA (File No. 082-34770) — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Yara Press Release.

Please feel free to call me if you have any questions at +44 207 710 1146. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

Sincerely yours,

Ulrik Damborg Pedersen
of LATHAM & WATKINS

Enclosure

cc: Alexander F. Cohen

6/29

Yara General Meeting approves share buy back program

Oslo (2004-06-17) The extraordinary General Meeting of Yara International ASA has given the Board authorization to buy back shares.

Under the authorization, the Board may buy up to 15,972,130 of the company's own shares (5%) in the market, over the 18 months period commencing 16 June 2004. Shares may be purchased within a price range of NOK 25 to NOK 75. It is the discretion of the Board to decide for which purpose shares acquired pursuant to this proxy may be used. If the Board decides that shares acquired pursuant to this authorization shall be used for capital reduction by cancellation of shares, it is a precondition for the Board that an agreement is entered into with the Norwegian State securing that the State's ownership (presently 36.21%) is not affected as a result of the buy back program.

Contact

	Egil Hogna, Investor Relations	**Arne Cartridge, Media Relations**
Telephone	(+47) 24 15 71 66	(+47) 24 15 73 01
Cellular	(+47) 90 187 865	(+47) 47 900 900
E-mail	egil.hogna@yara.com	arne.cartridge@yara.com

The press release and protocol can be downloaded from the following link:

Press release and protocol

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen based chemicals and is the leading supplier of liquid CO2.